PROSPECTUS
March 29, 2006	Dated August 3, 2006
PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
March 29, 2006	Registration Statement No. 333-132807

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Floating Rate Notes)
Issuer:	General Electric Capital Corporation
Ratings:	Aaa/AAA
Trade Date/Pricing Effective Time:	August 3, 2006
Settlement Date (Original Issue Date):	August 10, 2006
Maturity Date:	January 20, 2010
Principal Amount:	US$300,000,000
Price to Public (Issue Price):	100.0994%(plus accrued interest from and including July 20, 2006 to but excluding August 10, 2006)
Agents Commission:	0.175%
All-in Price:	99.924%
Accrued Interest:	US$974,750.00
Net Proceeds to Issuer:	US$300,747,950.00 (which includes accrued interest)
Interest Rate Basis (Benchmark):	LIBOR, as determined by LIBOR Telerate
Index Currency:	U.S. Dollars
Spread (plus or minus):	Plus 0.07%
Re-Offer Spread (plus or minus)	Plus 0.04%
Index Maturity:	Three Months
Index Payment Period:	Quarterly
Interest Payment Dates:	Quarterly on each January 20, April 20, July 20 and October 20 of each year, commencing October 20, 2006 and ending on the Maturity Date
Initial Interest Rate:	To be determined two London Business days prior to the Original Issue Date
Interest Reset Periods and Dates:	Quarterly on each Interest Payment Date

Page 2
Dated August 3, 2006
Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-132807

Interest Determination Dates:	Quarterly, two London Business Days prior to each Interest Reset Date.
Day Count Convention:	Actual/360
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Call Dates (if any):	None
Call Notice Period:	None
Put Dates (if any):	None
Put Notice Period:	None
CUSIP:	36962GU85
ISIN:	US36962GU855
Common Code:	024148106

Additional Information:

Reopening of Issue

The Notes are intended to be fully fungible and be consolidated and form a single issue for all purposes with the Issuers issue of US$ 1,000,000,000 principal amount of Floating Rate Notes Due January 20, 2010 as described in the Issuers pricing supplement number 4289 dated January 12, 2006.

Plan of Distribution:

The Notes are being purchased by Barclays Capital Inc. (the "Underwriter"), as principal, at the Issue Price of 100.0994% of the aggregate principal amount. The Underwriter has advised the Company that the Underwriter proposes to offer the Notes for sale at the Re-offer Price referenced above.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

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Dated August 3, 2006
Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-132807

General

At June 30, 2006, the Company had outstanding indebtedness totaling $382.374 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at June 30, 2006, excluding subordinated notes payable after one year, was equal to $379.581 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:
		Year Ended December 31,			Six Months Ended
2001	2002	2003	2004	2005	June 30, 2006

1.56	1.62	1.71	1.82	1.66	1.62

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT